UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
    WASHINGTON, DC 20549
       SCHEDULE 13G


INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULES 13d-1(b)(c)AND (d) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13d-2(b)
      (Amendment 1)

      OWENS & MINOR INC.
      (Name of Issuer)


       COMMON STOCK
(Title of Class of Securities)

        690732102
     (CUSIP Number)

   Basso Securities Ltd.
   1281 East Main Street
 Stamford, Connecticut 06902
     (203) 324-8400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

     -with copies to-

     Stephen M.Schultz
Kleinberg Koplan Wolff & Cohen,P.C.
  551 Fifth Avenue - 18th Floor
     New York, NY  10176

      December 31, 2001
(Date of Event Which Requires Filing of this Statement)



Check the following box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)
X Rule 13d-1(c)
Rule 13d-1(d)

The information required in the remainder of this cover page shall be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act .






CUSIP No. 690732102


1.  Name of Reporting Person I.R.S. Identification Nos. of
Above Persons (entities only)

 Basso Securities Ltd.

2. Check the Appropriate Box If A Member Of A Group (See
Instructions)

(a)
(b)

3. SEC Use Only

4. Citizen Or Place Of Organization:  Delaware

Number of Shares Beneficially Owned by Each Reporting
Person With:

5. Sole Voting Power
0

6. Shared Voting Power
772,282 shares of preferred security convertible into 1,872,166 shares of common stock

7. Sole Dispositive Power
0

8. Shared Dispositive Power
772,282 shares of preferred security convertible into 1,872,166 shares of common stock

(Basso Securities Ltd. has entered into an Advisory
Services Agreement with DKR Management Company Inc.
(DKRMCI) a registered investment adviser, to act as the portfolio manager to certain funds managed by DKRMCI.
As such, DKRMCI and Basso Securities have Shared dispositive and voting power over the securities.)

9. Aggregate Amount Beneficially Owned by Each Reporting
Person

772,282 shares of preferred security convertible into 1,872,166 shares of common stock

10. Check if the Aggregate Amount in Row (9) Excludes
Certain Shares
(See Instruction)




11. Percent of Class Represented by Amount in Row 9
5.31%

12. Type of Reporting Person (See Instructions)
CO


CUSIP No. 690732102

Item 1:	Security and Issuer

1(a) 	Name of Issuer

Owens & Minor Inc.

1(b)	Address of Issuer's Principal Executive Offices
4800 Cox Road
Glen Allen, Virginia 23060
United States

Item 2:	Identity and Background

2(a)	Name of person Filing:

Basso Securities Ltd.

2(b)	Address of Principal Business Office or, if none,
Residence:

The address of the reporting person is:
1281 East Main Street
Stamford, CT 06902

2(c)	Citizenship/ Corporation organized

Delaware, USA

2(d)	Title of Class of Security

Common Stock

2(e)	Cusip Number

690732102



Item 3: If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or 13d-2(c) promulgated under the Securities Exchange Act of 1934, check whether the filing is a:







CUSIP No. 690732102

a. Broker or Dealer registered under Section 15 of the Act,
b. Bank as defined in Section 3(a)(6) of the Act,
c. Insurance Company as defined in Section 3(a)(19) of the Act,
d. Investment Company registered under Section 8 of the Investment Company Act,
e. Investment Adviser in accordance with Rule 13d-
1(b)(1)(ii)(E),
f. Employee Benefit Plan, or Endowment Fund in accordance with Rule 13d-1(b)(ii)(F),
g. Parent Holding Company or Control Person, in accordance with Rule 13d-1(b)(ii)(G); (Note: see Item 7)
h. A saving association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)
i. A church plan that is excluded form the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
j. Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4:	Ownership

4(a)	Amount Beneficially Owned
An aggregate of 1,872,166 shares of common stock (772,282
preferred shares convertible into 1,872,166 shares of common stock) were beneficially owned by Basso
Securities Ltd., as an advisor (portfolio manager) to certain funds managed by DKR Management Company Inc.
(DKRMCI). Basso Securities Ltd. disclaims beneficial ownership of the holdings reported herein.

4(b)	Percent of Class

5.31 %
(The percentage was calculated by dividing 1,872,166 shares of common stock (representing the number of shares of common stock that would be held by Basso Securities Ltd.
upon conversion of the preferred security) by 35,248,826.02
(which represents the sum of 33,376,999.00
(outstanding based on the latest information provided by Bloomberg) and 1,872,16)).

4(c) 	Number of shares as to which the person has

(i) Sole Power to vote or to direct the vote
0

(ii) Shared power to vote or to direct the vote
772,282 preferred shares convertible into
1,872,166 shares of common stock.





(iii) Sole power to dispose or to direct the disposition
of
0

(iv) Shared power to dispose or to direct the disposition of 772,282 shares of preferred security convertible into 1,872,166 shares of common stock

(Basso Securities Ltd. has entered into an Advisory Services
Agreement with DKR Management Company Inc. (DKRMCI) a registered investment adviser, to act as the portfolio manager to certain funds managed by DKRMCI. As such, DKRMCI and Basso Securities have Shared dispositive and voting power over the securities.)

Instruction:
For computation regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

Item 5:	Ownership of Five Percent or less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following

Instruction: Dissolution of a group requires a response to this item.

Item 6:  	Ownership of More than Five percent on Behalf
of Another Person.

Basso Securities Ltd. has entered into an Advisory Services
Agreement with DKR Management Company Inc. (DKRMCI), a registered investment adviser, to act as the portfolio manager to certain funds managed by DKRMCI. As such, DKRMCI, the investment advisor to the funds managed by Basso Securities Ltd., has more than five percent interest in the securities and has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such security.

Item 7: 	Identification and Classification of the
Subsidiary Which Acquired the Security Being
Reported Reported on By the Parent Holding
Company.










If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item
3(g) and attach an exhibit stating the identity and the
Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

Not Applicable


Item 8:	Identification and Classification of Members of
the Group.

If a group his filed this schedule pursuant to Rule 13d-1(b)
(ii)(H), so indicate under item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

Not Applicable


Item 9:	Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of he group, in their individual capacity. See item 5.

Not Applicable


Item 10:	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.













Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 14, 2002


____________________________
Signature

Howard I. Fischer
President